FORM 4

 (X) Check this box if no longer
     subject to Section 16.  Form 4
     or Form 5 obligations may continue.
     See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940
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1.    Name and Address of Reporting Person

     Filler                         Mark                         A.
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       (Last)                      (First)                    (Middle)

      226 Prospect Avenue
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                                  (Street)
      Highland Park                  IL                         60035
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       (City)                      (State)                      (Zip)
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2.  Issuer Name and Ticker or Trading Symbol

      Prism Financial Corporation / PRFN
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year

      April 2000
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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (X) Director
    (X) 10% Owner
    (X) Officer (give title below)
    ( ) Other (specify title below)

      President and Chief Executive Officer
     ---------------------------------------------

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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    (X) Form filed by One Reporting Person
    ( ) Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
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1.    Title of Security (Instr. 3)

(1)   Common Stock
(2)   Common Stock
(3)   Common Stock
(4)   Common Stock
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2.  Transaction Date (Month/Day/Year)

(1)   March 8, 2000
(2)   March 8, 2000
(3)   April 20, 2000
(4)   April 20, 2000
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3.  Transaction Code (Instr. 8)

(1)   J, V (See Note 1)
(2)   J, V (See Note 1)
(3)   U
(4)   U
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4.    Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

(1)   D 466,669  (See Note 1)
(2)   A 466,669  (See Note 1)
(3)   D 1,400,002  $7.50 per share
(4)   D 466,669    $7.50 per share

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5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)

      0

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6.     Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

(1)   D
(2)   I
(3)   D
(4)   I

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7.  Nature of Indirect Beneficial Ownership (Instr. 4)
      (2) and (4) (See Note 1)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.    Title of Derivative Security (Instr. 3)

(1)   Employee Stock Options (right to acquire)
(2)   Employee Stock Options (right to acquire)

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2.    Conversion or Exercise Price of Derivative Security
(1)   $3.375
(2)   $3.375
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3.  Transaction Date (Month/Day/Year)
(1)   January 1, 2000
(2)   April 25, 2000
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4.     Transaction Code (Instr. 8)
(1)   A,V
(2)   J (See Note 2)

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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

(1)   A 100,000
(2)   D 100,000

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6.Date Exercisable and Expiration Date (Month/Day/Year)

(1)   and (2) exercisable: (See Note 2)
                  expiration: January 21, 2010
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7.    Title and Amount of Underlying Securities (Instr. 3 and 4)
(1)   Common Stock, 100,000 shares
(2)   Common Stock, 100,000 shares
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8.    Price of Derivative Securities (Instr. 5)
     (2)    $4.125

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9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
      0

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10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
    (Instr. 4)

      D

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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:

Note 1 Mark A. Filler transferred 466,669 shares to the Filler Growth and Retention Fund I LP as a capital contribution. The closing price on Nasdaq for the transfer date was $4.88 per share. Mark A. Filler is the sole general partner.

Note 2 This option, which provided for vesting upon a change of control of the issuer, was canceled pursuant to the merger agreement among Prism Financial Corporation, Prism Acquisition Subsidiary, Inc. and Royal Bank of Canada (the "Merger Agreement") in exchange for a cash payment of $412,500, representing the difference between the exercise price of the option and the cash merger consideration provided for by the Merger Agreement.



    /s/ Mark A. Filler                            May 10, 2000
    --------------------------------              ------------
   **  SIGNATURE OF REPORTING PERSON                     DATE

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   **  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
       CRIMINAL VIOLATIONS.  SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

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